SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-33776

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 11-K ☐ Form N-SAR ☐ Form 20-F ☐ Form 10-Q ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

AbitibiBowater Inc.

Full name of registrant:

Former name if applicable:

1155 Metcalfe Street, Suite 800

Address of principal executive office (Street and number):

Montreal, Quebec, Canada H3B 5H2

City, State and Zip Code:

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PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period:

The Company will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2010 (“Form 10-K”) by the prescribed filing deadline (March 31, 2011). On December 9, 2010, the Company and all but one of its debtor affiliates successfully emerged from creditor protection proceedings under Chapter 11 of the United States Bankruptcy Code, as amended and the Companies’ Creditors Arrangement Act (Canada). The Company requires additional time to finalize its accounting and disclosure matters in the consolidated financial statements for the year ended December 31, 2010 and the disclosures in its Form 10-K which will reflect the application of fresh start accounting pursuant to FASB Accounting Standards Codification 852, Reorganizations.

The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William G. Harvey	(514)	875-2160
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Predecessor Company (Predecessor, which refers to the Company prior to December 31, 2010) expects to report net income of approximately $2.4 billion for the year ended December 31, 2010 compared to a net loss of $1.6 billion for the year ended December 31, 2009. In connection with the emergence from creditor protection proceedings under Chapter 11 of the United States Bankruptcy Code, as amended and the Companies Creditors Arrangement Act (Canada), and the application of fresh start accounting, the Predecessor Company anticipates recording a $1.7 billion reorganization gain, primarily from the extinguishment of liabilities subject to compromise, including unsecured pre-petition debt obligations, and an income tax benefit of $1.6 billion primarily from the recognition of deferred tax assets of approximately $1.7 billion.

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AbitibiBowater Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: April 1, 2011	By:	/s/ William G. Harvey
	Name:	William G. Harvey
	Title:	Senior Vice President and Chief Financial Officer

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